July 19, 2017

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Attn:	Jaea Hahn, Esq.
Senior Counsel

Re:	Touchstone Strategic Trust (“TST”), Registration Statement on Form N-14 (File No. 333-218331); Touchstone Funds Group Trust (“TFGT”), Registration Statement on Form N-14 (File No. 333-218333)

To the Commission:

On behalf of TST and TFGT (each, a “Registrant” and collectively, the “Registrants”), this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 29, 2017 with respect to each Registrant’s Registration Statement on Form N-14 filed on May 30, 2017 (each, a “Registration Statement”) in connection with the proposed reorganization (each, a “Reorganization” and collectively, the “Reorganizations”) of each Target Fund set forth in the table below into the corresponding Acquiring Fund:

Target Fund	Acquiring Fund
Sentinel Government Securities Fund	Touchstone Active Bond Fund, a series of TFGT
Sentinel Total Return Bond Fund	Touchstone Active Bond Fund, a series of TFGT
Sentinel Low Duration Bond Fund	Touchstone Ultra Short Duration Fixed Income Fund, a series of TFGT
Sentinel Multi-Asset Income Fund	Touchstone Flexible Income Fund, a series of TST
Sentinel Sustainable Core Opportunities Fund	Touchstone Sustainability and Impact Equity Fund, a series of TST
Sentinel Balanced Fund	Touchstone Balanced Fund, a newly created series of TST
Sentinel Common Stock Fund	Touchstone Large Cap Focused Fund, a newly created series of TST
Sentinel International Equity Fund	Touchstone International Equity Fund, a newly created series of TST
Sentinel Small Company Fund	Touchstone Small Company Fund, a newly created series of TST

U.S. Securities and Exchange Commission
July 19, 2017

Touchstone Balanced Fund, Touchstone Large Cap Focused Fund, Touchstone International Equity Fund and Touchstone Small Company Fund are newly created series of TST and are each referred to herein as a “Shell Fund” and collectively as the “Shell Funds.” The Target Funds and the Acquiring Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement. All page references refer to the Registration Statement.

Set forth below are the staff’s comments and the Registrants’ responses. Each Registrant is filing Pre-Effective Amendment No. 1 to its Registration Statement concurrently herewith to address the comments of the staff and to complete all missing information.

Accounting Comments

Comment (1)  We note that the fee tables for the Shell Funds include numbers estimated based on financial information as of November 30, 2016. Please revise the fee tables so as to be based on financial information as of a more recent date or explain supplementally why the numbers presented are appropriate.

Response:  Pursuant to Rule 11‑02 of Regulation S‑X, the fees and expenses for the Target Funds are presented as of the fiscal year ended November 30, 2016. The information for the Acquiring Funds is based on assets of the Target Funds as of November 30, 2016 but reflects that contractual fees and expense structure of the Touchstone Funds that will take effect as of the closing. The Registrants believe this presentation complies with Form N-14, Regulation S-X and comments by the staff provided to counsel to the Registrants in similar circumstances.

Comment (2)  Please explain supplementally why, as set forth in the fee tables, each Shell Fund’s “Other Expenses” are higher than those of the corresponding Target Fund.

Response:  The Shell Funds and Target Funds are part of different fund complexes with different fee structures. The primary reason for the higher “Other Expenses” is a separate administrative fee charged to the Shell Funds.

Comment (3)  Please confirm supplementally the numbers set forth in the expense example for each Reorganization.

Response:  The Registrants confirm the numbers in the examples.

Comment (4)  Please revise the disclosure to include an estimate of the Reorganization-related costs to be borne by Touchstone Advisors and Sentinel.

Response:  The Registrants have added the requested disclosure.

U.S. Securities and Exchange Commission
July 19, 2017

Comment (5)  Please revise the disclosure to explain why certain Shell Funds are expected to sell two-thirds of the portfolio securities of the corresponding Target Fund, including where there is otherwise expected to be significant continuity between the Target Fund and the corresponding Shell Fund (e.g., same portfolio managers). Please revise the disclosure to explain the benefit to Target Fund shareholders of participating in a Reorganization where two-thirds of the Target Fund’s investment portfolio will be repositioned.

Response:  Shell Funds that will not have continuity of portfolio management (i.e., the Touchstone Common Stock Fund and the Touchstone Balanced Fund) may have material repositioning because, among other things, the different portfolio management team that will manage the Shell Funds may take different views on certain securities and markets and, as described in the Joint Proxy Statement/Prospectus, use different analytical tools.

Sentinel believes the discussion of the Sentinel Board of Directors’ considerations regarding the proposed Reorganizations set forth under “Information About the Reorganizations—Sentinel Funds Board Approval of the Reorganizations” addresses the Sentinel Funds Board’s consideration of repositioning of portfolio holdings. The disclosure reflects that the Sentinel Board considered, among other things:

the level of anticipated capital gains that may be realized as a result of portfolio re-positioning. The Sentinel Funds Board recognized that while the capital gains may be significant for certain Target Funds in connection with their Reorganizations and the subsequent repositionings, particularly the Sentinel Common Stock Fund and the Sentinel Balanced Fund, the amounts are consistent with significant levels of gains realized by certain Target Funds in the past. In addition, certain Target Funds have capital-loss carryforwards that may in part offset capital gains. In addition, with respect to the Sentinel Common Stock Fund and the Sentinel Balanced Fund, Touchstone Advisors advised Sentinel that sales of those Funds’ portfolio securities that are part of the repositioning will be effected during calendar years 2017 and 2018 so that shareholders’ tax liability with respect to realized capital gains will be spread over a two-year period.

This is one of a number of factors considered by the Sentinel Funds Board in concluding that the Reorganizations are in the best interests of Target Fund shareholders. We note that the Reorganizations involving Shell Funds where the current Sentinel portfolio managers will manage the corresponding Acquiring Fund (i.e., the Touchstone International Equity Fund and the Touchstone Small Company Fund) are not anticipated to have significant repositionings. The disclosure relating to these two Reorganizations states that “In light of the continuity of portfolio management, there is not expected to be any material repositioning of the Fund’s portfolio after the Reorganization (less than 5% of the assets of the Fund). In addition, the Target Fund before the Reorganization and the Acquiring Fund after the Reorganization may buy and sell portfolio securities in the ordinary course consistent with their respective investment strategies.”

We also note that, as described in the N-14 under “Synopsis: Background and General Summary,” the Sentinel Funds Board noted certain anticipated benefits of the Reorganizations, stating that it had concluded, based on information provided by Sentinel and Touchstone Advisors, “that the Reorganizations will provide shareholders with access to a larger and more diverse family of mutual funds managed by Touchstone Advisors and that the larger distribution platform of the Touchstone family of funds may provide opportunities for asset growth.”

U.S. Securities and Exchange Commission
July 19, 2017

Comment (6)  Please revise the disclosure to disclose the compensation to be paid to Sentinel for the sale of its mutual fund asset management business to Touchtone Advisors, describe whether such compensation is contingent on the Closing of the Reorganizations and, if true, that this compensation would not be received if Target Funds are liquidated.

Response:  Additional disclosure regarding the closing conditions of the Transaction between Sentinel and Touchstone Advisors, including conditions related to approval of the Reorganizations, has been added. In addition, disclosure has been added that Sentinel will receive cash consideration for the sale of its business. Sentinel and Touchstone Advisors do not believe that disclosure of the dollar amount of the purchase price, which is not otherwise public information, is meaningful to shareholders of the Funds.

Comment (7)  We note that the capitalization table was prepared based on financial information as of November 30, 2016 for certain Funds and March 31, 2017 for other Funds. Please revise the capitalization table so as to be based on financial information as of the same date for all Funds or explain supplementally why the numbers presented are appropriate.

Response:  Consistent with Regulation S-X, the capitalization table has been presented as of the most recent fiscal year for each Acquiring Fund or, if such information is more than 245 days old, the most recent semi-annual period of the Acquiring Fund. This presentation has been discussed with, and confirmed with the staff by counsel to the Registrants in similar circumstances. Accordingly, the Registrants believe the presentations are appropriate and consistent with Form N-14 and Regulation S-X.

Comment (8)  We note that in the pro forma portfolios of investments, historical information for the Acquiring Funds appears on the left whereas in all other pro forma financial tables information for the Acquiring Funds appears on the right. Please consider revising the disclosure to make the presentation consistent.

Response:  The Registrants have made the requested change.

Comment (9)  Please revise the pro forma schedule of portfolio investments to identify the securities of each Target Fund that are expected to be disposed of in connection with post-Reorganization portfolio repositioning.

Response:  The Registrants have made the requested change.

Comment (10)  Please add a valuation footnote to the notes to the pro forma financial statements.

Response:  The Registrants have made the requested change.

U.S. Securities and Exchange Commission
July 19, 2017

Comment (11)  Please revise the pro forma financial statements to include an introductory statement describing the transactions and explaining why no pro forma financial statements are presented for Reorganizations involving Shell Funds.

Response:  The Registrants have made the requested change. Pro forma financial statements are not presented for the Shell Funds because the Shell Funds do not have any assets and will be a continuation of the Target Funds for financial reporting and tax purposes.

Legal Comments

General

Comment (12)  Please ensure that the EDGAR filing is properly coded to refer to all applicable series and classes of the Target Funds and the Acquiring Funds.

Response:  The Registrants confirm that all missing series and class identifiers have been added.

Comment (13)  Please confirm supplementally whether an amendment to TST’s registration statement on Form N-1A relating to the four Shell Funds has been filed and, if not, when such filing is expected.

Response:  TST confirms that a post-effective amendment to TST’s registration statement on Form N-1A with respect to the Shell Funds was filed on July 6, 2017.

Joint Proxy Statement/Prospectus

Comment (14)  We note that the Registration Statement for TST and the Registration Statement for TFGT contain, among other things, the same letter to shareholders, notice of meeting and Joint Proxy Statement/Prospectus. Please explain supplementally why series of separate trusts are presented together to shareholders in the same letter to shareholders, notice of meeting and Joint Proxy Statement/Prospectus in light of the various Reorganizations not being contingent upon each other and the significant length of the documents.

Response:  For the information of the staff, many shareholders of the Sentinel Funds hold several funds within the Sentinel Funds complex. Accordingly, Sentinel and Touchstone Advisors recommended a single Joint Proxy Statement/Prospectus in order to prevent confusion that may arise if shareholders receive multiple documents with substantially similar content.

Comment (15)  In the Q&A section of the Synopsis, consider revising the response to the question “What is being proposed?” to include key dates relating to the Reorganizations.

Response:  The Registrants have revised the disclosure to include the record date, shareholder meeting date and target closing date of the Reorganizations.

U.S. Securities and Exchange Commission
July 19, 2017

Comment (16)  In the Q&A section of the Synopsis, in the response to the question “What is the recommendation of the Sentinel Funds Board?,” briefly disclose other options for the Target Funds, if any, considered by the Sentinel Funds Board.

Response:  The Registrants have added the requested disclosure.

Comment (17)  Please disclose whether any expense limitation arrangements relating to the Reorganizations will permit recoupment by Touchstone Advisors or, if none, confirm supplementally. Also, explain whether Sentinel’s right of recoupment under the Target Funds’ expense limitation agreement will survive the Reorganizations or whether such right terminates upon Sentinel’s sale of its business to Touchstone Advisers.

Response:  The expense limitations following the Reorganizations have the same terms as the current expense limitation agreements for the Touchstone Funds, which provide for recoupment. The Registrants have revised the footnotes to the fee tables to clarify that the recoupment provisions apply to the post-Reorganization expense limitation agreements. The Registrants have revised the disclosure to explain that Sentinel’s right of recoupment will not survive the Reorganizations.

Comment (18)  Please explain supplementally whether Touchstone Advisors has any present intent to appoint any affiliated sub-advisers to the Acquiring Funds other than Fort Washington Investment Advisors, Inc.

Response:  Touchstone Advisors does not currently intend to appoint any affiliated sub-adviser other than as disclosed in the Joint Proxy Statement/Prospectus.

Comment (19)  Please revise the disclosure to indicate whether any of the Acquiring Funds currently intend to rely on the manager-of-managers exemptive order obtained by Touchstone Advisors and the Touchstone Funds.

Response:  The Registrants have revised the disclosure to state that all Touchstone Funds operate under the manager-of-managers order.

Comment (20)  In the Q&A section of the Synopsis and elsewhere in the Registration Statement where portfolio repositioning is discussed, please revise the disclosure to state, if true, that repositioning by the Acquiring Funds will result in brokerage commissions and other costs.

Response:  The Registrants have revised the questions captioned “Will I have to pay federal income taxes as a result of my Target Fund’s Reorganization?” and “Who will pay the costs of the Reorganizations?” to state that the repositioning will result in brokerage costs which will be borne by the combined fund following the Reorganizations.

Comment (21)  In the Q&A section of the Synopsis, in the response to the question “How do I purchase, exchange and redeem shares after the Reorganizations?,” please add, if true, a statement to the effect that purchases and redemptions of Acquiring Fund shares following the Reorganizations may be subject to fees, charges and expenses different from those applicable to the Target Funds (e.g., wire redemption fees).

U.S. Securities and Exchange Commission
July 19, 2017

Response:  The Registrants have added the requested disclosure.

Comment (22)  In the Q&A section of the Synopsis, in the response to the question “Who will pay the costs of the Reorganizations?” please clarify that because portfolio repositioning will take place after the Reorganizations, shareholders of the combined Funds will bear the related costs.

Response:  See Response to Comment No. 20 above.

Comment (23)  With respect to the Reorganization of the Sentinel Government Securities Fund into the Touchstone Active Bond Fund and the Reorganization of the Sentinel Total Return Bond Fund into the Touchstone Active Bond Fund, please explain supplementally why there are two pro forma fee and expense scenarios presented and add clarifying disclosure.

Response:  Because two different Target Funds are proposed to reorganize into a single Acquiring Fund, TFGT has presented each Reorganization individually as well as the scenario where both Reorganizations take place. While the Reorganizations are not contingent on each other, each Reorganization is contingent on the closing of the Purchase Agreement, which requires, among other things, that shareholders of Sentinel Funds representing a specified percentage of assets must approve the Reorganizations in order for any Reorganization to occur. The Registrant has added clarifying disclosure.

Comment (24)  Footnotes to certain of the fee tables state that Touchstone Advisors is entitled to recoup, subject to approval by the Touchstone Funds Board, amounts waived or reimbursed for a period of up to three years from the year in which Touchstone Advisors reduced its compensation or assumed expenses for the Fund. It is the view of Commission staff that such recoupment arrangements should be limited to three years from the date of the waiver or reimbursement. Please revise the disclosure to clarify the term during which recoupment of previously waived or reimbursed expenses is available.

Response:  The Registrants have revised the disclosure regarding recoupment as requested.

Comment (25)  We note that the Registration Statement alternatively refers to the “recoupment” and “reimbursement” of previously waived or reimbursed expenses. Please revise the disclosure to use consistent terminology.

Response:  The Registrants have revised the terminology to refer to “recoupment” throughout.

Comment (26)  In the Synopsis discussion of each Reorganization, please revise the disclosure to indicate whether the Funds’ investment goals are fundamental or non-fundamental and explain the relevance of this distinction to shareholders.

U.S. Securities and Exchange Commission
July 19, 2017

Response:  The Registrants have added the requested disclosure.

Comment (27)  In the Synopsis discussion of each Reorganization, please indicate, for each Fund that invests in fixed-income securities as part of its principal investment strategies, any duration or maturity guidelines applied by the investment adviser.

Response:  Neither the Target Funds nor the Acquiring Funds have a stated maturity or duration policy except as already disclosed. For the Sentinel Low Duration Bond Fund and Touchstone Ultra Short Low Duration Bond Fund, for comparative purposes, the Registrants have added the effective duration of the Fund as of recent date.

Comment (28)  Page 12 of the Registration Statement indicates that the Sentinel Government Securities Fund may invest in U.S. government mortgage-backed securities (“MBS”). Please clarify that these are residential MBS rather than commercial MBS. Please also describe the current portfolio of the Acquiring Fund to the same level of detail as the Target Fund.

Response:  The Registrant has added the clarifying disclosure with respect to the Sentinel Fund. For the information of the staff, the principal investment strategy description for this Acquiring Fund mirrors its currently effective prospectus included in TFGT’s Registration Statement on Form N-1A, and the Registrants believe it is important to maintain consistency among outstanding prospectuses. The Registrants have added additional comparative information in response to other comments in this letter, which they believe address this comment.

Comment (29)  In the Synopsis discussion of each Reorganization, in the response to the question “Will there be any repositioning of the portfolio after the Reorganization?,” please revise the response to clarify that, although the Acquiring Fund will bear brokerage costs, costs will be borne by continuing Target Fund shareholders (as shareholders of the Acquiring Fund following the Reorganization) as well.

Response:  The Registrants have added the requested disclosure.

Comment (30)  In the Synopsis discussion of each Reorganization, in the response to the question “Will there be any repositioning of the portfolio after the Reorganization?,” please revise the disclosure to explain how the determination was made for the Acquiring Fund to sell two-thirds of the Target Fund’s portfolio investments, particularly in cases where the Acquiring Fund is a Shell Fund.

Response:  As disclosed in the Joint Proxy Statement/Prospectus, the investment adviser and sub-adviser to each Fund will change following the Reorganizations. Except for the Sentinel International Equity Fund and the Sentinel Small Company Fund, the portfolio managers of each Fund will change. The estimated repositioning for each Fund is based on the portfolio managers assessment of market conditions and other factors, as well as tax considerations. The Registrants have added additional disclosure in this regard.

Comment (31)  In the Synopsis discussion of the Reorganization of the Sentinel Low Duration Bond Fund into the Touchstone Ultra Short Duration Fixed Income Fund, please revise the disclosure to highlight the Funds’ different risk/return profiles, e.g., that the Target Fund, unlike the Acquiring Fund, invests in high yield securities and derivatives. Please make similar changes, if applicable, to other Reorganizations where participating funds have different risk return profiles.

U.S. Securities and Exchange Commission
July 19, 2017

Response:  The Registrants have revised the disclosure regarding the risk profiles of the referenced Synopsis and elsewhere where applicable.

Comment (32)  In the Synopsis comparison of the investment goals and principal investment strategies of the Sentinel Low Duration Bond Fund and the Touchstone Ultra Short Duration Bond Fund, it states that the Acquiring Fund has no stated policy regarding use of derivative instruments. Please revise the disclosure to clarify the phrase “no stated policy” (i.e., does Acquiring Fund use derivatives at all).

Response:  The Registrant has clarified the disclosure to state that the Acquiring Fund does not expect to use derivatives as a principal strategy.

Comment (33)  In the Synopsis discussion of the Reorganization of the Sentinel Sustainable Core Opportunities Fund into the Touchstone Sustainability and Impact Equity Fund, please revise the disclosure to highlight any differences between the Funds in applying environmental, social and governance (“ESG”) criteria.

Response:  The Registrant has added additional disclosure regarding the ESG criteria of Funds.

Comment (34)  In the Synopsis discussion of each Reorganization, please revise the disclosure so that there is consistency between the discussion of each Fund’s principal investment strategies and the discussion of the Fund’s principal risks. For example, if a Fund may invest in equity securities of any market capitalization, please indicate that the Fund may be subject to small- or mid-cap investment risk.

Response:  The Registrants have reviewed the risk and strategy sections to ensure consistency between principal strategies and risks. With respect to the specific example provided by the staff, the Sentinel Funds and Touchstone Funds include market capitalization risk as a principal risk factor in the prospectus filed under Form N-1A only when a Fund has a principal strategy of investing in a specified capitalization range, and believe it is important to maintain a consistent approach across prospectuses. See also response to Comment 35.

Comment (35)  In the Synopsis discussion of each Reorganization, where a Fund may invest in equity securities of any market capitalization (e.g., page 59), please consider revising the disclosure to indicate the market capitalizations of the issuers whose securities currently appear in the Fund’s investment portfolio.

Response:  The Registrant have added average market capitalization as of recent dates.

Comment (36)  We note that the Sentinel Common Stock Fund is a diversified fund but the Touchstone Large Cap Focused Fund is a non-diversified fund. Please revise the Synopsis discussion of this Reorganization to highlight this difference and identify how it may affect the Funds’ risk/return profiles. In addition, please revise the disclosure to indicate that the Investment Company Act of 1940 would permit the Touchstone Large Cap Focused Fund to transition from non-diversified to diversified status without a shareholder vote.

U.S. Securities and Exchange Commission
July 19, 2017

Response:  The Registrants have added the requested disclosure.

Comment (37)  We note that the tabular comparison of the investment goals and principal investment strategies of the Sentinel Small Company Fund and the Touchstone Small Company Fund indicates that the Funds have nearly identical investment goals and strategies, while the narrative discussion of the Funds’ principal investment strategies highlights different portfolio investments. Please explain supplementally why such differences exist.

Response:  For the information of the staff, the differences exist because the investment adviser, sub-adviser and portfolio managers of the Target Fund and of the Acquiring Fund are different.

Comment (38)  Please explain supplementally why the Sentinel Small Company Fund is not subject to illiquid securities risk while the Touchstone Small Company Fund is. In addition, please explain supplementally why only Acquiring Funds are subject to management risk.

Response:  The Target Fund and the Acquiring Fund are part of different fund complexes with different disclosure practices. Disclosure to this effect has been added.

Comment (39)  Please revise the disclosure preceding the Comparison of Principal Risks table beginning on page 82 to indicate the table is not intended to provide shareholders with an indication of any Fund’s relative risk/return profile.

Response:  The Registrants have added the requested disclosure.

Comment (40)  Please revise the disclosure under Bank Loan Risk to include the risk that transactions in bank loans may take a longer time to settle (e.g., seven days).

Response:  The Registrants have added the requested disclosure.

Comment (41)  Please revise the disclosure under Corporate Loan Risk to indicate that loans rated below investment grade are referred to as “junk” bonds and are considered speculative investments.

Response:  The Registrants have added the requested disclosure.

Comment (42)  Please revise the disclosure under Credit Risk to explain why credit risk is particularly relevant to those portfolios that invest a significant amount of assets in non-investment grade bonds or lower-rated securities.

Response:  The Registrants have added the requested disclosure.

U.S. Securities and Exchange Commission
July 19, 2017

Comment (43)  Please confirm supplementally that each Fund limits investments in illiquid securities to no more than 15% of its net assets.

Response:  The Registrants confirm that each Acquiring Fund invests no more than 15% of net assets in illiquid assets. Sentinel has represented that each Target Fund limits its investments in illiquid assets to 15% of net assets.

Comment (44)  Please confirm supplementally that the disclosure under “Information About the Reorganizations—Sentinel Funds Board Approval of the Reorganizations” includes any material considerations mitigating against approval of the Reorganizations. Please consider revising the disclosure in this section to indicate the relative weights afforded to the various factors considered by the Sentinel Funds Board in approving the Reorganizations, including which factors may have weighed against approval and which factors may have outweighed a countervailing factors.

Response:  Sentinel believes that the disclosure under “Information About the Reorganizations—Sentinel Funds Board Approval of the Reorganizations” includes any material considerations mitigating against approval of the Reorganizations. Sentinel notes that during their consideration of the Reorganizations, the Sentinel Funds Board raised questions relating to the generally higher expenses of the Acquiring Funds as compared to the Target Funds. Touchstone Advisors proposed a one-year expense limitation to maintain total expenses consistent with the Sentinel Funds’ total expenses, and increased the duration of the expense limitation to two years at the request of the Sentinel Funds Board. The discussion of Board considerations indicates:

that Touchstone Advisors has agreed to provide a two-year contractual expense limitation that will limit the total annual fund operating expenses of each class of shares of each Combined Fund on an annualized basis to an amount that is equal to or lower than the total annual operating expense ratio of the corresponding class of shares of the Target Fund as of November 31, 2016 (after taking into account any Sentinel expense limitation agreement in place at such time). Without these expense limitations (but giving effect to existing Touchstone Advisors expense limitations for the Acquiring Funds), the expense ratios of the successors to five Target Fund (i.e., the Sentinel Sustainable Core Opportunities Fund, Sentinel Balanced Fund, Sentinel Common Stock Fund, Sentinel International Equity Fund and Sentinel Small Company Fund) would be expected to increase following the Reorganizations.

Generally, the Acquiring Funds have been assigned higher Morningstar ratings and have better past performance, with some exceptions, than the corresponding Target Funds. Although the Sentinel Sustainable Core Opportunities Fund has higher past performance than the corresponding Acquiring Fund, prior to May 2015, the corresponding Acquiring Fund was named the Touchstone Large Cap Growth Fund, and in May 2015, changed its name and principal investment strategies and acquired new sub-adviser. Other than these items, the Sentinel Funds Board did not identify factors weighing against the proposed Reorganizations.

U.S. Securities and Exchange Commission
July 19, 2017

Comment (45)  Please supplementally provide the number of accounts comprising the performance composite for the prior performance information included in Exhibit D to the Joint Proxy Statement/Prospectus. Please also supplementally confirm that Touchstone Advisors possesses the records necessary to support the performance calculations set forth in Exhibit D as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:  During the period shown, the composite was comprised of two accounts—one affiliated account and one unaffiliated account. The Registrant has disclosed this information. Also, the Registrant confirms that Touchstone Advisors possesses the required records to support the performance calculations.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt

Jacob C. Tiedt
Attorney at Law

JCT/cet